SO
3-16-04

Vf 3-4-04


04001694

TATES
EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40685

RECEIVED
FEB 2 7 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/03** AND ENDING **12/31/03**

      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Weller, Anderson & Co., Ltd.**

OFFICIAL USE ONLY
23736
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

811 Rusk Street, Suite 715

(No. and Street)

Houston	**Texas**	**77002**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael R. Schaps   **(281) 367-0380**

                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mann Frankfort Stein & Lipp CPAs, L.L.P.

        (Name – if individual, state last, first, middle name)

12 Greenway Plaza, Suite 800	**Houston**	**Texas**	**77046**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Michael R. Schaps** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Weller, Anderson & Co., Ltd.** _____ , as of **December 31** _____ , 20 **03** ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Michael R. Schaps   FINOP
_____
Title

_____
Notary Public

SUZETTE MEARS SURMAN
Notary Public, State of Texas
My Commission Expires
February 19, 2007

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **N/A**
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. **See Note A**
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. **See Note A**
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. **N/A**
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. **N/A**
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELLER, ANDERSON & CO., LTD.



FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

WELLER, ANDERSON & CO., LTD.
FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

C O N T E N T S



MANN
FRANKFORT
STEIN &
LIPP

Certified Public Accountants
A Limited Liability Partnership

12 Greenway Plaza, Suite 1202

Houston, Texas 77046-1289

(713) 561-6500

FAX: (713) 968-7128

Independent Auditors' Report

To the Partners of
Weller, Anderson & Co., Ltd.

We have audited the accompanying statements of financial condition of Weller, Anderson & Co., Ltd. (a Texas limited partnership) at December 31, 2003 and 2002, and the related statements of income, changes in partners' capital and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weller, Anderson & Co., Ltd. at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information included in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mann Frankfort Stein & Lipp CPAs, L.L.P.

Houston, Texas
January 16, 2004

WELLER, ANDERSON & CO., LTD.
STATEMENTS OF FINANCIAL CONDITION

| | December 31, | |
	2003	2002
ASSETS		
CURRENT ASSETS		
Cash	$ 1,709,124	$ 1,210,387
Deposit with clearing organizations - cash	400,000	400,000
Receivable from brokers or dealers and clearing organizations	22,514	15,414
Receivable from general partner	33,320	-
Other current assets	7,001	6,701
TOTAL CURRENT ASSETS	2,171,959	1,632,502
PROPERTY AND EQUIPMENT		
Furniture, equipment and leasehold improvements at cost, net of accumulated depreciation and amortization of $91,608 and $79,098 at December 31, 2003 and 2002, respectively	31,395	21,780
OTHER ASSETS		
Marketable securities	40,635	43,000
TOTAL ASSETS	$ 2,243,989	$ 1,697,282
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES		
Accrued compensation	$ 101,321	$ 42,963
TOTAL LIABILITIES	101,321	42,963
COMMITMENTS AND CONTINGENCIES	-	-
PARTNERS' CAPITAL		
General partner	1,858,377	1,434,899
Limited partners	284,291	219,420
TOTAL PARTNERS' CAPITAL	2,142,668	1,654,319
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 2,243,989	$ 1,697,282

See accompanying notes to financial statements.

WELLER, ANDERSON & CO., LTD.
STATEMENTS OF INCOME

| | Year Ended December 31, | |
	2003	2002
REVENUE		
Commissions	$ 2,657,597	$ 1,480,054
Interest	22,225	25,743
Other revenue	9,472	3,106
TOTAL REVENUE	2,689,294	1,508,903
EXPENSES		
Salaries and benefits	1,604,713	830,136
Clearance fees	82,279	82,384
Communications	154,116	122,469
Occupancy and equipment expenses	54,565	53,730
Regulatory fees and expenses	8,573	8,557
Taxes - other	23,003	12,217
Other operating expenses	148,749	81,847
TOTAL EXPENSES	2,075,998	1,191,340
NET INCOME	$ 613,296	$ 317,563

See accompanying notes to financial statements.
INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

WELLER, ANDERSON & CO., LTD.
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
YEARS ENDED DECEMBER 31, 2003 AND 2002

	Partners' Capital	Accumulated Other Comprehensive Income	Total
Balance at January 1, 2002	$ 1,739,832	$ -	$ 1,739,832
Net income (loss)	317,563	(29,100)	288,463
Distributions	(373,976)	-	(373,976)
Balance at December 31, 2002	1,683,419	(29,100)	1,654,319
Net income (loss)	613,296	(2,365)	610,931
Distributions	(122,582)	-	(122,582)
Balance at December 31, 2003	$ 2,174,133	$ (31,465)	$ 2,142,668

WELLER, ANDERSON & CO., LTD.
STATEMENTS OF CASH FLOWS

| | Year Ended December 31, | |
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 613,296	$ 317,563
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	12,510	10,128
Changes in operating assets and liabilities:		
Receivable from brokers or dealers and clearing organizations and other receivables	(7,100)	6,191
Receivable from general partner	(33,320)	-
Other current assets	(300)	(140)
Accrued compensation	58,358	(127,295)
Accrued expenses - other	-	(666)
NET CASH PROVIDED BY OPERATING ACTIVITIES	643,444	205,781
CASH FLOWS FROM INVESTING ACTIVITIES		
Expenditures for property and equipment	(22,125)	(5,989)
Increase in deposit with clearing organizations	-	(50,000)
NET CASH USED IN INVESTING ACTIVITIES	(22,125)	(55,989)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to partners	(122,582)	(373,976)
NET CASH USED IN FINANCING ACTIVITIES	(122,582)	(373,976)
NET INCREASE (DECREASE) IN CASH	498,737	(224,184)
CASH AT BEGINNING OF YEAR	1,210,387	1,434,571
CASH AT END OF YEAR	$ 1,709,124	$ 1,210,387
NON CASH INVESTING ACTIVITIES		
Change in unrealized loss on securities	$ 2,365	$ 29,100

See accompanying notes to financial statements.
INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

WELLER, ANDERSON & CO., LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: Weller, Anderson & Co., Ltd. (the "Partnership"), formerly Weller, Anderson, Cheneviere & Co., Ltd., is a limited partnership formed in Texas on June 17, 1985. Unless dissolved sooner by the general partner, the term of the Partnership shall continue until December 31, 2031. The managing general partner of the Partnership is Fenner R. Weller, Jr., Inc. (Mr. Fenner R. Weller, Jr., President). The office of the Partnership is located at 811 Rusk Street, Suite 715, Houston, Texas.

Nature of Operations: The Partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the National Association of Securities Dealers, Inc., and a securities dealer registered with the Texas Securities Board.

The Partnership began operations as a registered broker-dealer on March 6, 1989. The Partnership retails equity and debt securities, sells interests in mortgages, and is a U.S. Government and municipal securities broker. The Partnership is registered as a broker-dealer in various state jurisdictions.

Under the terms of agreements with clearing organizations, the Partnership must maintain in deposit accounts either cash, U.S. Government or U.S. Government-insured securities, having an aggregate market value of $400,000. The Partnership must maintain the accounts until the termination of the clearing agreements.

The Partnership does not carry customer accounts or perform custodial functions relating to customer securities. Accordingly, the Partnership is exempt under SEC Rule 15c3-3(k) 2(ii) from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements, and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition: Revenues are recorded when earned, and expenses when incurred utilizing the accrual method of accounting. Commission income and related expenses are recognized on a trade date basis.

Cash and Cash Equivalents: The Partnership considers all highly liquid investment purchases with a maturity of three months or less to be cash equivalents.

Depreciation and Amortization: Furniture and equipment are depreciated on a straight-line basis over their estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of their useful life or the life of the lease using the straight-line method.

Income Taxes: Federal income taxes are not payable by, or provided for, the Partnership. The general and limited partners are taxed individually on their share of earnings.

WELLER, ANDERSON & CO., LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE B - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Partnership is subject to the SEC Uniform Net Capital Rule 15c3-1. The Partnership does not hold funds or securities for, or owe money or securities to customers or carry accounts of or for customers. In accordance with paragraph (a) (2) of SEC Rule 15c3-1, the Partnership is required to maintain minimum net capital equal to the greater of the minimum net capital requirement of $50,000 as defined in the regulations or 6 2/3% of aggregate indebtedness. At December 31, 2003, the Partnership had net capital of $2,030,317, which was $1,980,317 in excess of its minimum required net capital of $50,000.

NOTE C - PARTNERS' CAPITAL

Distributions of the Partnership's cash may be made to partners upon determination by the managing partner that such cash is not required to satisfy ongoing net capital requirements of the applicable regulatory authorities or for the conduct of the Partnership's business. Distributions were made to partners during 2003 and 2002 of $122,582 and $373,976, respectively.

NOTE D - COMMITMENTS AND CONTINGENT LIABILITIES

Office lease expense attributable to non-cancelable leases was $43,131 and $40,981 for 2003 and 2002, respectively. Future minimum rental commitments under the office space lease agreement are as follows:

Year Ending December 31,

2004	$	38,400
2005		38,400
2006		38,400
2007		16,000
	$	131,200

NOTE E - PROPERTY AND EQUIPMENT

Property and equipment consists of:

	December 31,			
	2003		2002	
Furniture and office equipment	$	104,758	$	82,633
Leasehold improvements		18,245		18,245
		123,003		100,878
Less: accumulated depreciation and amortization		91,608		79,098
	$	31,395	$	21,780

Depreciation and amortization for the years ended December 31, 2003 and 2002 was $12,510 and $10,128, respectively.

WELLER, ANDERSON & CO., LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE F - INVESTMENTS

Investments consist of common stock in a public corporation, and are stated at fair market value. The gross unrealized loss on available-for-sale securities is as follows:

		December 31, 2003		
	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Market Value
Available for sale securities:				
Common stock	$ 72,100	$ -	$ (31,465)	$ 40,635

		December 31, 2002		
	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Market Value
Available for sale securities:				
Common stock	$ 72,100	$ -	$ (29,100)	$ 43,000

NOTE G - CONCENTRATION OF CREDIT RISK

The Partnership maintains cash deposits with banks which from time to time may exceed federally insured limits. Management periodically assesses the financial condition of the institutions and believes that any possible loss is minimal.

NOTE H - MAJOR CUSTOMERS

For the years ended December 31, 2003 and 2002, commissions earned from two customers were approximately 85% and 48% of total commission revenue, respectively.

SUPPLEMENTARY INFORMATION

WELLER, ANDERSON & CO., LTD.
SCHEDULE I - CALCULATION OF NET CAPITAL REQUIREMENT UNDER RULE 15c3-1
  OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

TOTAL PARTNERS' CAPITAL		$	2,142,668
Deductions for nonallowable assets:			
Property and equipment, net	31,395		
Receivable from general partner	33,320		
Other current assets	7,001		
Investments	40,635		112,351
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITIONS			2,030,317
Haircuts on securities			-
NET CAPITAL		$	2,030,317
AGGREGATE INDEBTEDNESS			
Items included on statement of financial condition:			
Accounts payable and accrued expenses		$	101,321
TOTAL AGGREGATE INDEBTEDNESS		$	101,321
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS			
Minimum net capital required (6 2/3% of total aggregate indebtedness)		$	6,754
Minimum dollar net capital requirement		$	50,000
Net capital requirement (greater of minimum net capital required or minimum dollar net capital requirement)		$	50,000
EXCESS NET CAPITAL		$	1,980,317
Ratio: aggregate indebtedness to net capital			4.99%

There is no material difference between the above computation and the Company's computation of net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2003.

WELLER, ANDERSON & CO., LTD.

INDEPENDENT AUDITORS' SUPPLEMENTARY
REPORT ON INTERNAL CONTROL

DECEMBER 31, 2003



MANN
FRANKFORT
STEIN &
LIPP

Certified Public Accountants
A Limited Liability Partnership

12 Greenway Plaza, Suite 1202

Houston, Texas 77046-1289

(713) 561-6500

FAX: (713) 968-7128

**Independent Auditors' Report on the Internal
Control Required by SEC Rule 17a-5**

Board of Directors
Weller, Anderson & Co., Ltd.

In planning and performing our audit of the financial statements and supplemental schedules of Weller, Anderson & Co., Ltd. (the "Partnership") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Partners, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mann Frankfort Stein & Lipp CPAs, L.L.P.

Houston, Texas
January 16, 2004